THIS C-1 NOTES AGREEMENT ("C-1 NOTES") HAS BEEN ACQUIRED BY THE INVESTOR SOLELY FOR ITS OWN ACCOUNT FOR THE PURPOSE OF INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

LALA GARDENS COOPERATIVE LCA PBC

DEBT: C-1 NOTES AGREEMENT

This C-1 Notes Agreement is made and entered into as of (the "Effective Date"), by and between LaLa Gardens Cooperative, a Limited Cooperative Association, Public Benefit Corporation, under the Colorado Uniform Limited Cooperative Association Act, CULCAA 7-58-101, *et seq* (the "Company") and_____ (the "Investor"). This C-1 Investment Certificate is one in a series of C-1 Notes (collectively, with this C-1 Notes, the "C-1 Notes") being issued by the Company to investors pursuant to the terms of the offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the Investor on the company offering profile at https:/mainvest.com (the "Company Offering Profile") pursuant to which the Company will raise up to an aggregate amount of $700,000 from such investors (the "Offering"). Accordingly, the Company and the Investor agree as follows:

Section 1. Certain Defined Terms.

In addition to the terms defined elsewhere in this Note, the following capitalized terms have the meanings indicated below:

(a) "Business Day" shall mean any day which is not a Saturday or Sunday or legal holiday on which banks are authorized or required to be closed in Fort Collins, Colorado.

(b) "Effective Date" means the point at which the Company has accepted and executed the Application Terms, Subscription Agreement and Debt Agreement as subscribed for by the Investor.

(c) "Confidential Information" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (i) any and all financial, technical and other information regarding the Company and its business, products, assets or properties; and (ii) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

(d) "Original Loan Amount" means the total principal amount loaned by the Investor to the Company.

(e) "Maturity Period" means, the selected payback period of the loaned principal amount, ranging from 3 months, 6 months, 1 year, 2 year period or "forgivable" selected on the Company's site.

(f) "Maturity Date" means, the effective date when the principal amount and the interest accrued become due to the Investor from the Company. If the debt is marked as "forgivable", the principal amount is contributed on philanthropic grounds and therefore not enforceable under the terms of this Agreement.

(g) "Outstanding Debt" means the entire outstanding principal amount of this Debt Agreement, together with all accrued and unpaid interest thereon.

Section 2. Purchase of C-1 Notes; Investment Amount.

In consideration for the purchase of these C-1 Notes, the Investor shall pay to the Company the amount of $_____(the "Original Loan Amount"). This amount shall be paid within five (5) days of the Effective Date.

C1 NOTES AGREEMENT   PAGE 1 OF 5

Section 3. Acknowledgement of the Company Agreements.

The business and affairs of Company are governed by Company's Articles of Organization and Bylaws, and any and all exhibits and amendments thereto, as well as a Membership Agreement, under separate cover, which the Investor has become a party to (collectively, the "Company Agreements"). The Investor understands and agrees that his, her, or its ownership of this C-1 Note will be governed by the terms of the Company Agreements, which the Investor acknowledges and agrees to be bound by in full.

Section 4. Loan Principal and Interest.

The Investor in the C-1 Notes shall be entitled to receive the principal amount loaned and interest at the rate of 0%, 3% or 6% per annum (365-day basis) of the Original Loan Amount, depending on the interest rate and maturity period selected at the moment of loaning the Original Loan Amount and signing this Agreement. Such interest shall commence to accrue from the effective date of the Investor signing this Agreement through the maturity period applicable to the Investor and becoming due and payable on the date upon the earliest to occur of (as such terms are defined herein): (i) the Maturity Date, (ii) an Event of Default.

Section 5. Payments of Principal and Interest.

All payments of the Loan Amount shall be paid by electronic ACH transfer to an account of Bank of America in the name of the Company (the "Holding Account"), for further distribution to the Investor within 5 days of the end of each applicable payback period.

The Company may make quarterly payments toward interests in the option of the Company, and in the first year interests are paid, shall be pro- rated for the length of time chosen as maturity period. For the avoidance of doubt, a payment will be considered paid by the Company when the Company has completed payment into the Holding Account by electronic means for further distribution to the Investor.

The Investor agrees to maintain an account with an online portal or other agent designated by the Company with current payment information necessary for payments to the Investor to be completed. All such payments to the Investor shall be deposited into the Investor's linked account, or through any other payment method agreed upon by the Company and the Investor.

To the extent that any payment of the Debt Agreement is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per year against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

Section 6. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time after the Effective Date of this C-1 Notes, buy out the Company's obligations to the Investor under this C-1 Notes and terminate this C-1 Notes by paying into the Holding Account for further distribution to the Investor an amount equal to the Original Loan Amount plus any accrued and unpaid interests thereon.

Section 7. Buy-Out Right of the Investor.

At any time after the fifth full calendar year following the Effective Date of this C-1 Notes, the Investor may require repayment from the Company of the Original Purchase Price of this C-1 Notes, together with all accrued and unpaid interests thereon (contingent on the ability of the Company to pay pursuant to its governing documents). Upon repayment of the applicable amount outlined herein, the Company shall be forever released from all of its obligations under this C-1 Notes.

C1 NOTES AGREEMENT   PAGE 2 OF 5

Section 8. Miscellaneous.

8.1 <u>Notices.</u> All notices, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, or on the third business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 8.1):

if to the Company, to:

LaLa Gardens Cooperative

Attn: Christina Trout

3833 Starlite Dr
Fort Collins, CO

christina@lalagardens.com

if to the Investor, to: the address set forth on the signature page hereto or the Investor's registered email address with the Company.

8.2. <u>Successors and Assigns.</u> Subject to the restrictions on transfer described in Section 8.3 below, the rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Whenever in this C-1 Notes reference is made to the Company or the Investor, such reference shall be deemed to include, as applicable, a reference to their respective permitted successors, assigns, heirs, administrators or transferees.

8.3. <u>Transfer.</u> These C-1 Notes may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, these C-1 Notes shall be reissued to, and registered in the name of, the transferee, or a new C-1 Notes for like purchase amount and interest rights shall be issued to, and registered in the name of, the transferee. Interests shall be paid solely to the registered Investor in this C -1 Notes. Such payment shall constitute full discharge of the Company's obligation to pay such interests.

8.4. <u>Modification or Amendment.</u> Any provision of these C-1 Notes may be amended or modified only upon the written consent of the Cooperative Board of the Company and the majority of a quorum of the Investors in C-1 Notes, with a vote held according to the notice and voting procedures as outlined in the Company Agreements.

8.5. <u>Consent to Electronic Delivery.</u> The Investor hereby agrees that the Company may deliver all C-1 Notes, notices, financial statements, tax information, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the C-1 Notes or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. By entering into this C-1 Notes, the Investor consents to receive electronically all C-1 Notes, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this C-1 Notes.

8.6. <u>Governing Law.</u> These C-1 Notes shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of laws principles thereof.

8.7. <u>Severability.</u> Wherever possible, each provision of this C-1 Notes which has been prohibited by or held invalid under applicable law shall be ineffective to the extent of such prohibition or invalidity, but such prohibition or invalidity shall not invalidate the remainder of such provision or the remaining provisions of this C-1 Notes.

8.8. <u>Counterparts.</u> These C-1 Notes may be executed in counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same C-1 Notes.

C1 NOTES AGREEMENT   PAGE 3 OF 5

8.9. Further Assurances. Each party hereto will use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws, regulations and contracts to consummate and thereafter make effective the transactions contemplated by this C-1 Notes.

Section 9. Mandatory Binding Arbitration.

9.1 Each party hereto hereby mutually agrees that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 9 (this "Arbitration Provision"). The arbitration shall be conducted in the nearest available location to Fort Collins, Colorado. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving the Investor (or persons claiming through or connected with the Investor), on the one hand, and the Company (or persons claiming through or connected with the Company), on the other hand, relating to or arising out of this Debt Agreement, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

[Signatures Begin on Following Page]

C1 NOTES AGREEMENT   PAGE 4 OF 5

IN WITNESS WHEREOF, the Company has caused this to be issued as of the Effective Date.


COMPANY

LaLa Gardens Cooperative

Christina Trout

By: Christina Trout

Its: Registered Agent


Date: 07/25/22   _____

INVESTOR'S COUNTERPART SIGNATURE PAGE TO C-1 Notes

The undersigned Investor agrees to be bound by the terms of the C-1 Notes of LaLa Gardens Cooperative, a Limited Cooperative Association, Public Benefit Corporation, under the Colorado Uniform Limited Cooperative Association Act, CULCAA 7-58-101, *et seq* (the "Company"), executed by the Company in favor of the undersigned Investor, and agrees to all of the terms thereof.


MEMBER


Date: _____


Member Name:

Tax ID: _____


Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email: _____

C1 NOTES AGREEMENT   PAGE 5 OF 5

SUBSCRIPTION AGREEMENT

LaLa Gardens Cooperative

Attn: Christina Trout

3833 Starlite Dr
Fort Collins, CO
christina@lalagardens.com

LaLa Gardens Cooperative, a Limited Cooperative Association, Public Benefit Corporation, under the Colorado Uniform Limited Cooperative Association Act, CULCAA 7-58-101, *et seq* (the "Company"), is offering C-1 non-voting Notes of the Company (collectively, the "C-1 Notes" and each, a "C-1 Notes") to certain investors in a Regulation Crowdfunding offering (the "Offering"). The undersigned hereby subscribes for and agrees to purchase an aggregate investment amount of (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the C-1 Notes and the governing documents of the Company. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the C-1 Notes will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering profile at https://www.mainvest.com (the "Company Offering Profile").

The undersigned understands that investment in the C-1 Notes involves a high degree of risk and is suitable only for Qualified Investors. The undersigned further understands that the C-1 Notes are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Accordingly, the undersigned hereby represents and warrants to the Company and intends that the Company rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1 . The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Offering Materials, incorporated by reference herein.

2. The undersigned has received, carefully read and understands the Offering Materials. The undersigned has had a full opportunity to review the information in the Offering Materials and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth in the Offering Materials with respect to his, her or its investment in the C-1 Notes.

3. The undersigned is purchasing the C-1 Notes for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else, and is in compliance with the investment limitations set described in Regulation Crowdfunding (Section 227.100(a)).

4. The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of the C-1 Notes and (ii) neither the offer nor the sale of the C-1 Notes has been registered under the Securities Act, or any other applicable securities laws, and that the C-1 Notes are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the C- 1 Notes is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the C-1 Notes are being offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the C-1 Notes in the Offering, all permitted resales of all or any part of the C-1 Notes, by any person, shall be made only in accordance with Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).

SUBSCRIPTION AGREEMENT   PAGE 1 OF 4

5. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the C-1 Notes, the Company's Membership Agreement, the Offering Materials, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the C-1 Notes.

6. The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the C-1 Notes, the Company's Membership Agreement, the Offering Materials, this Subscription Agreement and other material factors affecting the C-1 Notes and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for the C-1 Notes.

7. The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the C-1 Notes will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the C-1 Notes, and has no need for liquidity in the investment in the C-1 Notes.

8. There are restrictions on the undersigned's ability to cancel his, her or its investment commitment in the C-1 Notes and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the C-1 Notes for any reason up to forty-eight (48) hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page hereto. If the undersigned has not canceled his, her or its investment commitment in the C-1 Notes prior to such deadline, the undersigned's subscription for the C-1 Notes shall be irrevocable by the undersigned, and the investment will be documented through the receipt of an executed copy of the C-1 Notes, which will also be recorded and maintained on the books of the Company.

9. The undersigned's investment in the C-1 Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed the maximum amount allowed by governing regulations.

10. The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the C-1 Notes to the undersigned and at present was and is within _____.

11. The undersigned agrees that, notwithstanding the place where this agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Colorado, without regard to principles of conflicts of laws.

12. The undersigned agrees that he, she or it shall become a party to the Membership Agreement of the Company, a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the C-1 Notes.

13. The undersigned understands that the undersigned has no right to require the Company to register the C-1 Notes under federal or state securities laws at any time.

14. Other than the fees to be paid to Mainvest by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the C-1 Notes.

15. The undersigned understands that nothing in the C-1 Notes, the Company's Membership Agreement, the Offering Materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

16. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that the undersigned therefore may want to have its own legal counsel review the C-1 Notes (and related Offering Materials) before signing.

SUBSCRIPTION AGREEMENT   PAGE 2 OF 4

17. The undersigned hereby represents and warrants that he, she or it is not making an investment in the Company as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, any seminar or any solicitation by a person not previously known to the undersigned. The undersigned acknowledges that an investment in the C-1 Notes is speculative and agrees that no guarantees have been made to the undersigned by the Company or any of their respective agents, managers, members, employees or affiliates, about an investment in the C-1 Notes or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the C-1 Notes, the undersigned is not relying upon any guarantee of the Company or any of its respective agents, managers, members, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the C-1 Notes provided in the Offering Materials or otherwise by the Company shall not be considered investment advice or a recommendation to purchase the C-1 Notes, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the C-1 Notes. The undersigned acknowledges that neither the Company, nor any of their respective affiliates, has made any representation regarding the proper characterization of the C-1 Notes for purposes of determining the undersigned's authority to invest in the C-1 Notes.

18. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information as if such projections and statements were guaranteed.

19. The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the C-1 Notes.

[Signatures Begin on Following Page]

SUBSCRIPTION AGREEMENT   PAGE 3 OF 4

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the signature date below.


COMPANY

LaLa Gardens Cooperative

Christina Trout


Date: 07/25/22   _____


By: Christina Trout

Its: Registered Agent



MEMBER


Date: _____   _____

Name: _____

Tax ID: _____

Street Address: _____   City, State, Zip: _____

Phone Number: _____   Email: _____

NOTE: IF MEMBER IS NOT ALREADY A COMMUNITY MEMBER, MEMBER MUST ALSO COMPLETE A CLASS C COMMUNITY MEMBER APPLICATION (AVAILABLE AT WWW.LALAGARDENS.COOP/MEMBERSHIPS)

SUBSCRIPTION AGREEMENT   PAGE 4 OF 4

Signature Certificate

Reference number: WPTKW-PPSCS-ZJPS8-4QXBT

Signer	Timestamp	Signature
Christina Trout Email: christina@lalagardens.com Shared via link		*Christina Trout*
Sent: Viewed: Signed:	27 Jul 2022 17:01:29 UTC 02 Aug 2022 14:47:15 UTC 02 Aug 2022 14:47:48 UTC	IP address: 96.60.233.195 Location: Johnstown, United States

Document completed by all parties on:
02 Aug 2022 14:47:48 UTC

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